Exhibit 16.1

September 13, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for The Fairchild Corporation and, under the date of August 13, 2007, we reported on the consolidated financial statements of The Fairchild Corporation and subsidiaries (the Company) as of September 30, 2006 and 2005 and for each of the years in the three-year period ended September 30, 2006. On September 10, 2007, we were dismissed. We have read the Company's statements included under Item 4.01 of its Form 8-K dated September 13, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with (1) the statement made in the first paragraph that the decision to dismiss KPMG was approved by the Registrant's Board of Directors and Audit Committee of the Board of Directors, (2) the statements made in the seventh paragraph that (i) on September 10, 2007 the Registrant engaged BDO Seidman, LLP as its new principal accountants for the fiscal year ending September 30, 2007, or (ii) that the decision to engage BDO Seidman, LLP was approved by the Registrant's Board of Directors and Audit Committee of the Board of Directors, or (3) any of the statements in the final paragraph regarding consultation with BDO Seidman, LLP.

Very truly yours,

KPMG LLP